FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 8, 2009

Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

In accordance with articles 9 and 10 of the Securities Market Law and General Rule No.30 of the Superintendence, and duly authorized by the Board, I inform you the following material information:

Empresa Nacional de Electricidad S.A. today entered into an electricity purchase contract for 500 GWh/year with its subsidiary Empresa Eléctrica Pehuenche S.A.

The contract has a 15 year-term, from January 1, 2010. The contracted price for the period from January 2010 to December 2011 will be linked to the energy marginal cost in the Central Interconnected System. Starting January 1, 2012, and until December 31, 2024, the contract price will be an amount between US$ 96.8/MWh and US$103.7/MWh, according to the supply point and will be indexed to changes in the American CPI.

This contract is a consequence of the participation by Empresa Nacional de Electricidad S.A., with its own energy and that of its generating subsidiaries, in the recent Central Interconnected System distribution company bidding process.

This contract was analyzed and approved regarding its market conditions by the Board and its Directors’ Committee, for being a transaction between related companies.

Sincerely yours

Rafael Mateo Alcalá
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: April 08, 2009